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centrica
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02 MAY -8 AM 10:05

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To:	Office of International Corporation Finance, SEC	**Date:**	7 May, 2002
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Eileen Baker

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MAY 2 9 2002
THOMSON
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Secretariat, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: **01753 758 217** Facsimile: **01753 758 240**

7th May, 2002

Centrica completes acquisition of Enbridge Services

Centrica plc today announced that it has completed its acquisition of Enbridge Services Inc. for C$1 billion (£434 million).

The Toronto based home and business services operation has around 1.75 million customer relationships, including the leasing of water heaters and installation and servicing of heating, ventilation and air conditioning systems.

The transaction, announced on 28 January 2002, will more than double the customer base of Centrica's Canadian business and offers the opportunity to market energy and related products and services across a base of over two million households.

Following the completion of the recently announced acquisition of Texas-based Central Power and Light Company and West Texas Utilities Company from American Electric Power (AEP), Centrica will have almost 4.5 million customer relationships with North American households.

Enquiries

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900